30 November 2012

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 585,000 Reed Elsevier PLC ordinary shares at a price of 643.4861p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 56,437,664 ordinary shares in treasury, and has 1,200,298,152 ordinary shares in issue (excluding treasury shares). Since 3 September 2012 Reed Elsevier PLC has purchased 22,241,366 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 402,000 Reed Elsevier NV ordinary shares at a price of €11.1122 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 35,984,587 ordinary shares in treasury, and has 689,393,428 ordinary shares in issue (excluding treasury shares). Since 3 September 2012 Reed Elsevier NV has purchased 12,031,796 shares.